TEL： 1-626-576-2218 FAX. 1-626-576-1582 WWW.AAGHUS.COM
ADD： 1609 W Valley Blvd., STE 338, Alhambra CA 91803

February 5, 2024

Lynn Dicker

Division of Corporation Finance

Office of Life Science

United States Securities and Exchange Commission

Re: America Great Health

Form 10-K for Fiscal Year Ended June 30, 2023

File No. 000-27873

Dear Ms. Dicker:

This letter is being filed by America Great Health (the “Company”) in response to the comments received by the letter dated January 23, 2024 (the “Comment Letter”) regarding the Company’s above-referenced period reports.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience.

Form 10-K for Fiscal Year Ended June 30, 2023

Results of Operations, Page 10

1.	In future filings please provide a more robust explanation for changes in revenues and expenses. For example, please explain the reasons for the reduction in payroll, rent and professional expenses.

Response: The Company’s future filings will identify and quantify factors responsible for changes in financial items and explain why significant changes occurred.

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Report of Independent Registered Public Accounting Firm, page F-1

2.

Please have your independent auditors revise their report to communicate Critical Audit Matters or state that the auditor determined that there are no critical audit matters. Refer to paragraph .13 of PCAOB AS 3101.

Response: Our auditor, Gries & Associates, LLC has provided a revised report to communicate Critical Audit Matters and this report is included in the Form 10-K/A to be filed.

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Exhibits

3.

We note that you provide a Section 302 certification signed by your chief financial officer as Exhibit 31.1 and a Section 906 Certification as Exhibit 32.1 signed by your president. However, Sections 302 and 906 require that reports filed under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as applicable, are required to be accompanied by written certifications by both the principal executive officer and principal financial officer (or equivalent thereof) of the company. Please file a full amendment that includes all items of the form as well as currently dated Exhibits 31 and 32 certifications signed by both your principal executive and financial officers. This comment also applies to your Form 10-Q for the three months ended September 20, 2023.

Response: The Company will include the Certifications as required in the full amendments file a full amendment that includes all items of the form as well as currently dated Exhibits 31 and 32 certifications signed by both the Company’s President and chief financial officer. The Company will also file a full amendment to Form 10-Q for the three months ended September 20, 2023.

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The Company would be happy to discuss these responses with you should you need any further clarifications.

Sincerely,

America Great Health

/s/ Mike Q. Wang                                                                  /s/ Quinn Chen

Mike Q. Wang, President                                                      Quinn Chen, Chief Financial Officer

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